Exhibit 13.1

Rock Fund VII-A, LLC

SUMMARY

Sponsor:	TwinRock Partners

Preferred Return:	8%

Property Type:	Office

Targeted Investment Period:	5- 7 years

Minimum Investment:	$1,000

TESTING THE WATERS

Rock Fund VII-A, LLC must first qualify the offering with Federal regulators, before investment into this Regulation A deal can occur. Prior to doing so, Rock Fund VII-A, LLC is “testing the waters” to gauge market demand from potential investors for an Offering under Tier II of Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. Offers to buy securities cannot be accepted, and no part of the purchase price can be received, until an offering circular on Form 1-A is qualified. Any offer can be withdrawn or revoked at any time before notice of its acceptance is given after the qualification date of the offering circular. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission and approval of any other required government or regulatory agency. An indication of interest made by a prospective investor is non-binding and involves no obligation or commitment of any kind. No offer of securities will be made without a qualified offering circular registration statement.

If you are interested in this opportunity, please indicate interest by following the Invest Now icon. We will provide investment updates as they become available and open this opportunity for investment once the SEC qualifies this offering.

INVESTMENT OVERVIEW

TRP Fund VI – Distressed Real Estate Canadian Opportunity, (the “Company”), is established for the sole purpose of investing in office, other commercial and multi-family properties primarily (80%) in Calgary and Edmonton, Alberta, Canada. An affiliate of the Company’s managing member, TwinRock Partners, LLC, a Delaware limited liability company (“TwinRock”), is a commercial real estate investment company.

Offering Size	$50,000,000

Investor Minimum Commitment	$1,000

Manager Commitment	$500,000 to $1,000,000

Preferred Return	8% cumulative

Carried Interest	After Preferred Return and Return of Capital 70% to Investors and 30% to Manager (After 2.4% catch-up to Manager)

Asset Management Fee	No fee earned on un-invested capital and 0.75% of purchase price

Objective

Acquire, invest and rent real estate in Canada. The primary focus will be office buildings in Alberta, Canada and particularly the cities of Calgary and Edmonton.

TwinRock

Founded in 1998 –The principals have 80+ years of real estate experience.

Performance

TwinRock is targeting cash flow returns of 6% to 10%, gross IRR of 15% to 18% on an annually compound basis.

Average Purchase Price

The Average purchase prices to be between $10,000,000 and $40,000,000 per building.

Taret Returns

Properties are acquired at a discount, and profit is expected to be returned through rental stream and liquidation.

Investment Period

Up until year-end 2018.

Hold Period

The anticipated holding period for each property is approximately five to seven years.

Opportunity Explanation

The investment strategy for our Distressed Real Estate Canadian Opportunity Fund is to take advantage of the recent downturn in oil prices, weak Canadian dollar and capitalize on the currently under-valued and distressed areas. By purchasing while vacancy is high and rents are low, the distressed prices leave room for lease-up reserves and potential for increased rents when the market stabilizes. With the company’s proactive management, and aggressive marketing and leasing, we can maintain and improve the performance of the properties purchased, and fully capitalize on future rent and pricing growth.

OPPORTUNITY OVERVIEW

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TARGET INVESTMENT AREAS

(https://crowdstreet-prod.s3.amazonaws.com/media/property-images/Target-Area-Map.jpg)

MARKET OVERVIEW

•	Canada is the world’s 11th largest economy as of 2015 and one of only a few developed nations that are a net exporter of energy.

•	According to a 2012 report, Canada is the most educated country in the world and 51% of Canadian adults have attained at least an undergraduate or university degree.

•	The province of Alberta has two of the six most populated cities in Canada, Calgary and Edmonton.

•	About three-quarters of Calgary’s downtown office is leased by the energy sector.

•	Because of the recent decrease in oil prices, sectors of the Canadian economy have contracted.

•	Canada has seen a weakening of their dollar and compared to the U.S. dollar it is at the weakest value in over the last 10 years. From January 15, 2013 to January 29, 2016 the Canadian currency has dropped 30.1% compared to the U.S. Dollar.

•	As of December 2015 the Canadian unemployment rate is 7.1%, Alberta’s unemployment rate is now 7.0%, the highest percentage since April 2010, according to Statistics Canada.

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MARKET HIGHLIGHTS

•	Alberta has low corporate tax rates and an absence of a provincial sales tax (no provincial sales tax, no payroll tax, no health care premiums and the lowest provincial taxes on gasoline and diesel). The Alberta Treasury Board and Finance office estimates that Alberta’s tax advantage will be at least $8.5B for 2015 because of this tax benefit.

•	Edmonton, which is home to the ice hockey team the Edmonton Oilers and their new arena Rogers Place started construction in 2014 and should be completed before the 2016-2017 season. This new arena is the center piece around the “Ice District” which has helped to boost activity around the vicinity.

•	The dip in the energy sector has cut back on jobs which has most influentially affected the office sector. Office vacancy has increased to around 5 year highs and to further complicate matters there is a significant amount of office buildings under construction that will continue to soften the market.

•	The Alberta government is planning to spend approximately $34B over the next five years on infrastructure building and job creation to help boost economic activity.

ECONOMIC & GEOPOLITICAL RISK

•	Geopolitical: Canada is a developed, modern and safe country.

•	Currency: Weak (currently the Canadian dollar is at a 10 year low compared to the U.S. Dollar) and we will hedge foreign exchange to reduce currency exposure.

•	Leverage: Similar terms and process as in the U.S..

•	Title Insurance: Not commonly used but available and gaining in popularity, no previous substitute was being utilized.

•	NAFTA: Added transparency between Canada, U.S. and Mexico and also limited double taxation.

•	Legal System Politics: Two official languages (English and French) and two legal traditions (common law and civil law) coexist in the Canadian system of justice.

•	Property Taxes: Calculated and billed annually using the property’s assessed value (determined by the city) and the approved municipal property tax rate.

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EXAMPLE TRANSACTIONS

2618 Hopewell Place NE

Calgary, Alberta

Building NRA	75,000 sq. ft.
Site Size	3.86 acres
Year Constructed	2000
Stories	5
Average Floor Plate	15,000 sq. ft.
Price	$29,342,000 ($391 per sq. ft.)

(https://crowdstreet-prod.s3.amazonaws.com/media/property-images/Hopewell.jpg)

906 12th Avenue SW

Calgary, Alberta

Building NRA	137,795 sq. ft.
Parking	204 parking stalls (I stall per 675 sq. ft.)
Year Constructed	1980
Stories	9
Site Area	42,253 sq. ft.
Price	$22,000,000 ($160 per sq. ft.)

(https://crowdstreet-prod.s3.amazonaws.com/media/property-images/906-12th.jpg)

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TRP Fund VII - Distressed Real Estate Canadian Opportunity 2016

Disclaimers & Forward Looking Statements GENERAL STATEMENT ABOUT “TESTING THE WATERS” THE COMPANY IS “TESTING THE WATERS” UNDER REGULATION A UNDER THE SECURITIES ACT OF 1933. THIS PROCESS ALLOWS COMPANIES TO DETERMINE WHETHER THERE MAY BE INTEREST IN AN EVENTUAL OFFERING OF ITS SECURITIES. THE COMPANY IS NOT UNDER ANY OBLIGATION TO MAKE AN OFFERING UNDER REGULATION A. IT MAY CHOOSE TO MAKE AN OFFERING TO SOME, BUT NOT ALL, OF THE PEOPLE WHO INDICATE AN INTEREST IN INVESTING, AND THAT OFFERING MIGHT NOT BE MADE UNDER REGULATION A. IF THE COMPANY DOES GO AHEAD WITH AN OFFERING, IT WILL ONLY BE ABLE TO MAKE SALES AFTER IT HAS FILED AN OFFERING STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) AND THE SEC HAS “QUALIFIED” THE OFFERING STATEMENT. THE INFORMATION IN THAT OFFERING STATEMENT WILL BE MORE COMPLETE THAN THE INFORMATION THE COMPANY IS PROVIDING NOW, AND COULD DIFFER IN IMPORTANT WAYS. YOU MUST READ THE DOCUMENTS FILED WITH THE SEC BEFORE INVESTING. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.** 2 | Copyright 2016. TwinRock Partners. All rights reserved

180 Newport Center Drive | Suite 230 Newport Beach | CA | 92660 P: 949.640.0600 | F: 949.640.0642 | www.twinrockpartners.com

“When the clouds are darkest most cannot see beyond the storm.” Calgary Office Net Rental Rates (per Sq. Ft.) $45.00 $40.00 $35.00 $30.00 $25.00 $20.00 $15.00 $10.00 $5.00 $- 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 Net Rent (per Sq. Ft.) Class A Net Rent (per Sq. Ft.) Class B - Rents have been falling for 3 straight years! – 4 | Copyright 2016. TwinRock Partners. All rights reserved

Opportunity Overview Objective Acquire, invest and rent real estate in Canada. The primary focus will be office buildings in Alberta, Canada and particularly the cities of Calgary and Edmonton. TwinRock Founded in 1998 – The principals have 80+ years of real estate experience. Performance TwinRock is targeting cash flow returns of 6% to 10%, gross IRR of 15% to 18% on an annually compound bases. Average Purchase Price The Average purchase prices to be between $10,000,000 and $40,000,000 per building. Target Returns Properties are acquired at a discount, and profit is expected to be returned through rental stream and liquidation. Investment Period Up until year-end 2018. Hold Period The anticipated holding period for each property is approximately five to seven years. Opportunity Explanation The investment strategy for our Distressed Real Estate Canadian Opportunity Fund is to take advantage of the recent downturn in oil prices, weak Canadian dollar and capitalize on the currently under-valued and distressed areas. By purchasing while vacancy is high and rents are low, the distressed prices leave room for lease-up reserves and potential for increased rents when the market stabilizes. With the company’s proactive management, and aggressive marketing and leasing, we can maintain and improve the performance of the properties purchased, and fully capitalize on future rent and pricing growth. 5 | Copyright 2016. TwinRock Partners. All rights reserved

Opportunity Overview – “The Window is Narrow” Calgary Office Vacancy 20.0% 15.0% 10.0% 5.0% 0.0% 2011 2012 2013 2014 2015 Edmonton Office Vacancy 14.0% 12.0% 10.0% 8.0% 6.0% 4.0% 2.0% 0.0% 2011 2012 2013 2014 2015 Window of Opportunity: The Orange County office market boomed and construction starts hit record highs up to the subprime crisis and when new construction was completed it flooded the weakened market, similar to Calgary and the oil crisis. The energy market thrived when oil was $100 per barrel and construction was rapidly being planned but with the sharp decrease in oil prices, office vacancy has increased and new construction started in the hot market is set to be delivered and provide excess supply. Orange County Office Vacancy 25.0% 20.0% 15.0% 10.0% 5.0% 0.0% 2007 2008 2009 2010 2011 2012 2013 2014 2015 Orange County Office Sales Price (per Sq. Ft.) $350.00 $300.00 $250.00 $200.00 $150.00 $100.00 $50.00 $- 2007 2008 2009 2010 2011 2012 2013 2014 2015 6 | Copyright 2016. TwinRock Partners. All rights reserved

Company Overview TRP Fund VII – Distressed Real Estate Canadian Opportunity, (the “Company”), is established for the sole purpose of investing in office, other commercial and multi-family properties primarily (80%) in Calgary and Edmonton, Alberta, Canada. An affiliate of the Company’s managing member, TwinRock Partners, LLC, a Delaware limited liability company (“TwinRock”), is a commercial real estate investment company. TwinRock and affiliates, have invested in office, retail, multi-family, industrial, single family homes, condominiums, self-storage, mixed use, residential tract developments, residential condominium developments or conversions, and land entitlement and development properties. Founded in 1998, TwinRock, together high net-worth, ultra-high net-worth, family offices and institutional partners have invested nearly $750 million in real estate. Averaging approximately 25+ years of real estate investment experience, the team at TwinRock consists of highly skilled, entrepreneurial professionals who are specialists in commercial and residential real estate. The team has spent most of their careers investing in, underwriting, consulting and managing assets in all phases of the real estate market cycle and will share in the responsibility for implementing TwinRock’s investment strategy. 7 | Copyright 2016. TwinRock Partners. All rights reserved

Target Area Map 8 | Copyright 2016. TwinRock Partners. All rights reserved

Market Overview Canada is the world’s 11th largest economy as of 2015 and one of only a few developed nations that are a net exporter of energy. According to a 2012 report, Canada is the most educated country in the world and 51% of Canadian adults have attained at least an undergraduate or university degree. The province of Alberta has two of the six most populated cities in Canada, Calgary and Edmonton. About three-quarters of Calgary’s downtown office is leased by the energy sector. Because of the recent decrease in oil prices, sectors of the Canadian economy have contracted Canada has seen a weakening of their dollar and compared to the U.S. dollar it is at the weakest value in over the last 10 years. From January 15, 2013 to January 29, 2016 the Canadian currency has dropped 30.1% compared to the U.S. Dollar. As of December 2015 the Canadian unemployment rate is 7.1%, Alberta’s unemployment rate is now 7.0%, the highest percentage since April 2010, according to Statistics Canada. Canadian Dollar vs. U.S. Dollar 01/15/2013 $1 Canadian Dollar is worth $1.0164 U.S. Dollars 01/29/2016 $1 Canadian Dollar is worth $0.7102 U.S. Dollars 9 | Copyright 2016. TwinRock Partners. All rights reserved

Market Report Calgary Downtown Suburban Office Total (Sq. Ft.) 41,837,203 29,500,000 Vacant (Sq. Ft.) 7,577,777 1,300,500 Under Construction (Sq. Ft.) 3,789,000 1,725,500 Asking Rent (per Sq. Ft.) $46.27 $34.63 Industrial North Southeast Central Total (Sq. Ft.) 40,343,133 54,657,718 25,305,018 Vacant (Sq. Ft.) 2,460,931 3,170,148 455,490 Under Construction (Sq. Ft.) 719,454 1,170,637 0 Asking Gross Rent (per Sq. Ft.) $13.36 $12.35 $16.88 Multi-Family Downtown Suburban Total (units) 39,187 82,900 Vacancy 4.9% 5.3% Under Construction (units): 2,737 5,839 Asking Rent (per Sq. Ft.) $1,355 $1,319 10 | Copyright 2016. TwinRock Partners. All rights reserved

Market Highlights Alberta has low corporate tax rates and an absence of a provincial sales tax (no provincial sales tax, no payroll tax, no health care premiums and the lowest provincial taxes on gasoline and diesel). The Alberta Treasury Board and Finance office estimates that Alberta’s tax advantage will be at least $8.5B for 2015 because of this tax benefit. Edmonton , which is home to the ice hockey team the Edmonton Oilers and their new arena Rogers Place started construction in 2014 and should be completed before the 2016-2017 season. This new arena is the center piece around the “Ice District” which has helped to boost activity around the vicinity. The dip in the energy sector has cut back on jobs which has most influentially affected the office sector. Office vacancy has increased to around 5 year highs and to further complicate matters there is a significant amount of office buildings under construction that will continue to soften the market. The Alberta government is planning to spend approximately $34B over the next five years on infrastructure building and job creation to help boost economic activity. 11 | Copyright 2016. TwinRock Partners. All rights reserved

Economic & Geopolitical Risk Geopolitical: Canada is a developed, modern and safe country Currency: Weak (currently the Canadian dollar is at a 10 year low compared to the U.S. Dollar) and we will hedge foreign exchange to reduce currency exposure Leverage: Similar terms and process as in the U.S. Title Insurance: Not commonly used but available and gaining in popularity, no previous substitute was being utilized NAFTA: Added transparency between Canada, U.S. and Mexico and also limited double taxation Legal System Politics: Two official languages (English and French) and two legal traditions (common law and civil law) coexist in the Canadian system of justice Property Taxes: Calculated and billed annually using the property’s assessed value (determined by the city) and the approved municipal property tax rate Price of WTI Crude Oil 120.00 100.00 80.00 60.00 40.00 20.00 Apr Jul Oct Jan Apr Jul Oct Jan Apr Jul Oct Jan Apr Jul Oct Jan Apr Jul Oct 2011 2012 2013 2014 2015 12 | Copyright 2016. TwinRock Partners. All rights reserved

Investment Overview Investment Overview - Summary of Principal Terms Offering Size $50,000,000 Minimum Investment * $5,000 Manager Equity Commitment $500,000 to $1,000,000 Leverage Yes, final terms will be negotiated at purchase Preferred Return 8% cumulative Carried Interest After Preferred Return and Return of Capital 70% to Investors and 30% to Manager (After 2.4% catch-up to Manager) Services TwinRock will provide acquisition services and reserves right to perform property management, leasing and disposition services at market rates (Initially TwinRock will use third party property manager) Asset Management Fee No fee earned on un-invested capital and 0.75% of purchase price *Manager may accept subscriptions below the minimum 13 | Copyright 2016. TwinRock Partners. All rights reserved

Example Transactions 906 12th Avenue SW Calgary, Alberta Building NRA 137,795/sf Site Area 1.0 acre Year Constructed 1980 Stories 9 Sales Price $22,000,000 Sales Price PSF $160 2618 Hopewell Place NE Calgary, Alberta Building NRA 75,000/sf Site Area 3.86 acres Year Constructed 2000 Stories 5 Sales Price $29,342,000 Sales Price PSF $391 14 | Copyright 2016. TwinRock Partners. All rights reserved

Principal Background Michael L. Meyer Chairman Michael L. Meyer retired September 30, 1998 as managing partner of the E & Y Kenneth Leventhal Real Estate Group of Ernst & Young LLP (EYKL) Orange County Office. Having started with Kenneth Leventhal & Company in Los Angeles in 1963, Mr. Meyer has been active in the Southern California and national real estate industry for more than 40 years, and he was a key partner in growing the firm to become the largest group of real estate accounting and consulting professionals in the nation. Together with partners, Mr. Meyer has invested in shopping centers, office and industrial buildings, multi-family projects, residential tract and condominium developments, mortgages, public storage properties and land developments. He also was a member of two entities that acquired Japanese non-performing real estate bank loans and an office building in Japan. For outstanding achievements in the real estate industry and community, Mr. Meyer was inducted into the California Building Industry Foundation Hall of Fame in June 1999. He was named the 1999 Chapman University Distinguished Research Awardee, and he was the 1998 recipient of the University of California Irvine (UCI) Graduate School of Management Real Estate Program Lifetime Achievement Award. Mr. Meyer has been honored by the United Way (Alexis de Tocqueville Society Award) and City of Hope (Spirit of Life Award). He and his wife Nancy received the Humanitarian Award by the British American Business Council in 2005 and they are members of the United Way Tocqueville National Society. Mr. Meyer is a board member of Opus Bank, KBS Legacy Partners Apartment REIT, KBS Strategic Opportunity REIT and founder and board member emeritus of the Orange County Forum. He was previously a director of City National Corporation and City National Bank, William Lyon Homes, Paladin Realty Income Properties, the Building Industry Alliance Foundation; chair of the United Way’s Alexis de Tocqueville Society; chair of the advisory board of the real estate program and current executive advisory board member of the UCI Paul Merage Graduate School of Business-Center for Real Estate; Associate of the USC Lusk Center for Real Estate and trustee of South Coast Repertory Theatre. He also is a member of the Urban Land Institute (ULI), and American Institute and California Society of Certified Public Accountants (CPA). He is a native of Omaha, Neb., and graduate of the University of Iowa. A resident of Laguna Beach, Mr. Meyer and his wife have four children and three grandsons. 15 | Copyright 2016. TwinRock Partners. All rights reserved

Principal Background Alexander Philips Chief Executive & Investment Officer Mr. Philips is a co-founder of TwinRock and is responsible for the overall strategic direction of the firm’s investment strategy including the development of new investment opportunities, portfolio management and the company’s operations. Prior to forming TwinRock Partners, Mr. Philips was employed with GE Capital as a Director in the North American Equity Investments group. He was an inaugural member of the GE Real Estate Associate Relationship Manager Training Program and the youngest member promoted to Director in the North American Equity Investments group. Prior to joining GE Mr. Philips was employed at Professional Real Estate Services (PRES) as a Senior Associate in the Acquisition & Investments team, with a primary focus on office and industrial properties as well as multi-family and retail. He was responsible for pursuing new investment opportunities, return and valuation analysis, contract negotiations, due diligence coordination, market analysis, investor relations, and debt financing. Prior to moving to the west coast he worked in New York for Aareal Bank AG as a Senior Financial Analyst, where he underwrote over $750 million of multi-family, office, retail, hotel, and other real estate assets. Mr. Philips also spent almost four years at Goldman Sachs as an Intermediate Analyst and Donaldson Lufkin & Jenrette as an Analyst in Wealth Management Services, where he successfully obtained the NASD – Series 7, 24, & 63 Licenses. Mr. Philips received a Bachelor of Arts Degree from State University of New York at Albany and has a Master’s in Business Administration from Pepperdine University with advanced study of international business at Hong Kong University of Science and Technology (HKST) in Hong Kong, China and Austral University (IAE) in Buenos Aires, Argentina. He is a licensed broker in the State of California and his professional affiliations include membership in the National Association of Industrial and Office Properties (NAIOP) and Urban Land Institute (ULI), in which he is an active member on the Small Scale Development Council. A native of New York, Alex lives with his wife, Jennifer, and their two children in Newport Beach. 16 | Copyright 2016. TwinRock Partners. All rights reserved

Principal Background Aizaz Shaikh President Mr. Shaikh is a co-founder of TwinRock Capital and is responsible for the selection, portfolio management and research of the fund’s strategy. Prior to founding TwinRock Capital, Mr. Shaikh was engaged for over 20 years in senior investment and advisory roles at major financial firms in London, New York and San Francisco, principally in the areas of leveraged finance and bond and credit investment, trading and research. Mr. Shaikh has been an Institutional Investor #1 ranked high yield bond analyst and for many years among the top 5 analysts ranked by European investors. Mr. Shaikh was a founding member of the leverage finance business at BNP Paribas in 2000 where he was a Managing Director and Head of High Yield Research based in London. Mr. Shaikh’s group was responsible for investment analysis throughout the $350bn European high yield bond and loan markets, and as a Supervisory Analyst, he oversaw the publication of investment and trading recommendations on securities to institutional investors and trading desks across every market sector, including Media/Telecom, Energy, Chemicals, Manufacturing, Consumer Services, Retail and Automotive. Mr. Shaikh’s day-to-day interaction with client’s included the most active and recognizable institutional investors in the credit markets including multi-billion dollar hedge and distressed funds as well as long-only fixed income managers. After his tenure at BNP Paribas, Mr. Shaikh joined Goldman Sachs in London in 2006 where he was responsible for the firm’s high yield credit research group and managed over $150m in proprietary high yield investments in Goldman Sachs’ European credit trading division. In this capacity Mr. Shaikh was responsible for cash bond and loan as well as synthetic (credit default swaps, equity derivatives) positions in the capital structures of a variety of corporate issuers in jurisdictions including Europe, Middle East and Africa, as well as North and South America. In addition to his experience in leveraged finance and fixed income investing, Mr. Shaikh was an equity analyst at Dresdner and West LB banks and a corporate finance/mergers associate at Nesbitt Burns, as well as management consultant for several years. Mr. Shaikh received his Bachelor of Arts from the University of Pennsylvania and an MBA from INSEAD. He has appeared as a guest speaker on CNBC, Bloomberg Television, BBC News and in a number of other prominent media outlets, publications and industry forums. 17 | Copyright 2016. TwinRock Partners. All rights reserved

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